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[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

May 30, 2008

Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  MYR Group Inc.
  Amendment No. 4 to Form S-1 Registration Statement
  Initially filed on January 25, 2008
  File No. 333-148864

Dear Ms. Long:

        We have filed via EDGAR Amendment No. 4 to the registration statement. For your convenience, we are also forwarding five courtesy copies of Amendment No. 4 to the registration statement, which are marked to show changes from the registration statement previously filed. The changes to the registration statement reflect responses to the Staff's comments, as well as the updating of information and inclusion of unaudited interim financial statements for the three months ended March 31, 2008.

        Please feel free to contact Stacy J. Kanter at (212) 735-3497 or the undersigned at (212) 735-2439 should you require further information or have any questions.

Sincerely,
/s/ LAURA AMY KAUFMANN Laura Amy Kaufmann

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